October 31, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Timothy Buchmiller

Re:	Applied Optoelectronics, Inc.
Registration Statement on Form S-3 filed on October 17, 2016
File No. 333-214146, (the “Registration Statement”)
Request for Acceleration

Dear Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Applied Optoelectronics, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., on November 1, 2016, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Kristina Trauger at 713-547-2030

Very truly yours,

Applied Optoelectronics, Inc.

By:	/s/ Stefan J. Murry
Stefan J. Murry
Chief Financial Officer